UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

As previously reported in the Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on July 29, 2026 (the “Prior 6-K Report”), INLIF Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), originally scheduled an extraordinary general meeting of shareholders (the “Meeting”) on August 17, 2026. The Meeting has since been rescheduled to September 8, 2026, and certain proposals to be considered at the Meeting have been updated. The board of directors of the Company has approved the revised proposals and the rescheduled date of the Meeting, with the record date for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof remaining unchanged. Accordingly, attached hereto and incorporated by reference herein are the revised notice of the Meeting and the revised form of proxy card, which supersede and replace the corresponding materials furnished with the Prior 6-K Report.

Incorporation By Reference

This report shall be deemed to be incorporated by reference into: (i) the Company’s shelf registration statement on Form F-3, as amended (File No. 333-292580) (the “Registration Statement”), which Registration Statement was declared effective by the SEC on January 12, 2026, and (ii) the Company’s registration statement on Form S-8 (File No. 333-289640), which was filed with the SEC on August 15, 2025, and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended Notice of the Meeting, to be held on September 8, 2026, to be mailed to shareholders of the Company in connection with the Meeting
99.2	Amended Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

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